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[Transcript of Investable Universe Podcast from 5/24/2021:]

Rebecca Darst: Investable Universe is about thematic topics and real assets investing. This is what we mean by the global market of things; real estate, infrastructure, land energy, and other commodities that have historically been viewed as boring old income investment. But take a look at the shift underway in these asset classes- from industry disruptors to new investors to emerging markets to geopolitics and you'll find these assets are very interesting. We'll talk about private equity and venture capital, corporate VC, sovereign wealth funds, listed markets, crazy start-ups, some old guard investment firms, the maverick entrepreneurs and some paradigm-shifting technology. One thing is certain no corner of the global market of things will be left untouched by the changes happening right now and that's what we talk about on this podcast.

In 2020 in the depths of the Covid Pandemic one asset class more than almost any other drew investors as a relative safe haven for market volatility that asset was gold which set an all-time price record of just over two thousand dollars per ounce in August 2020 as we're recording this today in mid 2021 with the vaccine rollout well underway in many economies and signs of a light at the end of the tunnel- There's still a compelling market case to make for gold as a round of super generous fiscal stimulus, particularly here in the US raises the specter of inflation. Is this, a win-win market for gold?

For perspective, I'm joined by Wade Guenther a partner at Wilshire Phoenix Funds, an ETF sponsor here in the New York City area. Prior to joining Wilshire Phoenix, Wade worked for more than 15 years in financial services, including over 10 years in the ETF space while serving as a portfolio analyst and portfolio managers at Horizons ETFs and Global X ETFs. Wilshire Phoenix recently rolled out a new gold ETF ticker, WGLD, that offers enhanced Exposure to the all-season commodity. Wade, Thank you for joining me on Investable Universe this week.

Wade Guenther: It's really great to be here. Thanks for having us on.

Rebecca Darst: Great, so this is going to be interesting. I love talking about gold. If you could just maybe recap the market and gold, it's been a few months since we talked about it here on the podcast. You know, it seemed like the ultimate durable, safe haven. And yet, I think there was maybe an assumption that we would see gold come off a little bit as economies, you know, back in the reflation trade economy, are recovering a little bit, the vaccine rollouts and countries recover. But do you see a further upside case for gold?

Wade Guenther: Yeah. So just to start off the gold recap from last year, I mean gold was up north of 20% with pretty stable and low volatility and gold has been pretty flat this year to start off for the first four months or so. And we think that it's as you said, is a safe-haven asset and we believe that gold will continue to show strength for the remainder of 2020, mainly because of the following three things, one is inflation. The greater than anticipated near term inflation. I think the annual inflation for April was somewhere around four percent. And in March, it was around two and a half percent and these are really large moves off of a low base in 2020. So we expect

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this trend to continue because of wage increases and supply shortages that have ratcheted prices up to another level.

And just a quick story for you, a friend is renovating their house and a contractor said that they paid $17 for a piece of wood that now cost 75 and some PVC pipe that used to be three dollars is now 15 with purchase limits. This is happening in a lot of sectors, not just housing. And we think it could influence the industrials and precious metals markets as well. Number two, equity market volatility, you alluded to the vaccine roll out and we view this as more relevant for the end of 2020 as equity markets being forward-looking to a recovery. Now, the markets, again being forward-looking, seemed to be beyond the recovery talk and looking at the magnitude of that recovery, and the higher inflation is being viewed as an impact to that magnitude of recovery or expected recovery. So, the S&P 500  last year had a really high volatility somewhere around 30-34 percent, more than double its historical average and the S&P 500 volatility for 2021 so far up until let's say the end of April was pretty benign. Yeah, but now in May things have kind of gotten a little bit more rocky like even today's session has been down. Volatility has been up, and we believe that these volatile periods could really be influencing gold because of that safe haven that you alluded to earlier and a lot of investors look to that as a safe haven source. And then the last thing I just wanted to touch on was Futures, but the Futures curve is in contango and it's just kind of giving us a slight glimpse into what the gold trend could be going forward.

Rebecca Darst: How long has the gold Futures Market been in contango?

Wade Guenther: I don't have a lot of data on this, but the current curve that goes out to December 2022 is in contango pretty much for every period that's being measured. Almost every period that’s being measured out to then.

Rebecca Darst: Just to follow up on your second point on equity market volatility because I really want to emphasize this for our listeners. If a person had told us, maybe six months ago, that we'd be looking at significant equity market volatility mid-year in 2021, one might assume as I certainly would have assumed that, you know, maybe there's been some new what, you know, new variants in covid or there's been some hiccup in the rollout of the vaccine or there's been some other complication owing to the covid recovery, not that robust economic figures would be driving that the market the equity market sell-off would be driven primarily by recovery. Right, does that seem strange to you?

Wade Guenther: Those are valid points. I think people like to look at an external force to influence markets, but the data underlying inflation, I think was just such an irrelevant factor because it was coming off such a low base, low price levels in the year-over-year to 2020 that the new inflation numbers coming out have been so much higher than they have been. Since like 2008-2009 investors are kind of spooked a little bit and I think that's where it's coming from. Not some type of external force we didn't see coming.

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Rebecca Darst: So in terms of the sort of sticker shock, let's say the inflation price, some of this possible know if you agree on this may be due to maybe market participants trying to figure out how to trade in the market under the regime of Fed chair Jerome Powell's average inflation targeting. He said that the Fed is going to sit tight even with these higher inflation prints and that they're confident that this is going to be either intermittent or transitory moves higher inflation. And that they're not, they're not necessarily going to jump in right away and intervene in this market. Maybe it's just, it's not something that market participants are used to.

Wade Guenther: I mean, I guess will believe it when we see it, right? When crimes are committed, you follow the money. So the Fed will adjust when they see the data, data suggests to make a move, then they are likely do that. And if they don't then they probably won't

Rebecca Darst:  Now apropos of other central banks. Have you and your team noticed any particular trends in Central Bank buying of gold and maybe you can share with our listeners, exactly how much Central Bank purchases of gold affect the overall gold price. Like what kind of percentage move you tend to see?

Wade Guenther: Percentage move is really difficult to estimate, but central banks have traditionally been massive purchasers of gold and they have been purchasing gold on a net basis pretty much every quarter since 2018, we would expect central banks to continue buying gold, as a measure of stability, and a hedge against the weakening US dollar, which we see as a gold driver in itself. For example, USD relative to the Euro over the last year or so is probably up more than 10%. And we believe that the US federal stimulus has a lot to do with the general US dollar weakness. And for example, the continued bond-buying program, printing money that accommodating fiscal policy of these are all growth measures that have resulted in a lower US dollar relative to other currencies, since gold is often priced in US dollar terms. The lower US dollar makes gold and other US dollar-denominated assets relatively more attractive.

Rebecca Darst: Now you mentioned obviously the very generous fiscal stimulus packages being passed right now these are politically palatable packages, which is, not always the case when you’re trying to increase government spending to such a dramatic degree. Sometimes there's, you know, there's a lot more pushback, but the infrastructure of a very generous infrastructure package is in the offering here in the US and you mentioned the impact of just that reflation and supply chain disruptions and recovery related market dynamics are having on prices of commodities like lumber and PVC for people who want to do home improvement or home building projects. But when we talk about the infrastructure spending package, that's something that here in the US, not to mention other infrastructure investment projects and other major economies could potentially have a dramatic effect on other let's say Industrial Metals like copper like iron or I think of those Industrial Metals as sort of the classic infrastructure package. But how could this affect gold? Because I don't think of gold as something that is necessarily a component of infrastructure. Traditional infrastructure spending. But am I mistaken?

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Wade Guenther: No, I don't think you're mistaken. It's not really a traditional source of an infrastructure spend, but gold is a major input to a lot of healthcare, personal consumer electronics industry that that people use every day because gold is a very good energy conductor and it also has a very low decay coefficient relative to something like say copper, once it oxidizes, it just doesn't work as well and gold is found in so many consumer electronics and Healthcare applications that we believe will only increase the demand for gold as the demand for technology to integrate our lives into everything to take tasks that are difficult to make them easier is only going to increase that. We feel like gold is going to be an input driver to all of these solutions because of those benefits.

Rebecca Darst: now apropos of other industrial metals, other commodities these, you know, prices have been pushed higher by some of the supply chain disruptions. We've seen over the past year plus these are commodities that are not that easy to produce. I mean their capex intensive and they've been capex constrained in recent years, has gold been similarly affected by the same kinds of supply chain disruptions that other metals have?

Wade Guenther: That's a difficult question to answer. I'm really not much of a supply chain expert when it comes to Gold. We can really infer this just through the price action of similar, highly correlated Commodities like Silver, Palladium, Platinum, other precious metals, and if their supplies disrupted and we can only reasonably estimate that is going to be a similar situation for gold extraction is already an expensive process. It's not like gold bars just sit in bar format at 99.9 purity in the ground, it's a process.  And the supply chain that is difficult for other metals should be similar for gold as well.

Rebecca Darst: So supply chain disruptions, reflation, trade, I know, some markets analyst, and some market observers think we're on the crux of a new commodity supercycle. Do you think that we're entering maybe a golden age of commodity ETFs? Because, you know, it's like you start with the concept and the ETF will follow. We’ll get to Wilshire’s own ETF approach in just a second, but I wondered if you had something to say more generally about the appeal of commodity ETFs in this market environment that we find ourselves in now

Wade Guenther: I wouldn't really necessarily say we're thinking that we're entering a new golden age of commodity ETFs, and I guess that would really seem to imply that there's been this massive run-up in commodity ETFs coming to the market. And we've only really seen like, what three new ETFs in 2021, maybe five last year. So we kind of have the view that could a commodity ETF space has generally been void of innovation and we stand at the forefront of financial innovation and saw this as a great opportunity through the Adaptive Exposure of WGLD to bring innovation to investors. And that's why we've launched this strategy in this space in particular.

Rebecca Dartst: Okay. So let's talk about WGLD, the Wilshire Gold Index ETF. How is it different than from other gold-backed ETFs that are, you know, that are listed and have a ticker. I

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think there's a couple that people may be familiar with if they, you know, if they trade actively in that space. How is this approach different?

Wade Guenther: Most other Gold ETFs in the market, they only provide exposure to the gold or gold Futures and some funds employ intricate strategies coupled with derivatives to achieve their objectives. WGLD, differentiates itself because it seeks to outperform a standalone investment in gold and reduce the risk profile of gold without the any without the use of derivatives, futures or leverage WGLD achieves its objective by utilizing innovative technology embedded in the Wilshire Gold index that systematically adapts to realized volatility and rebalance the only two assets in the fund, which are physical gold and cash.

Rebecca Darst: So that's interesting. There's only physical gold and cash in the fund. Absolutely no futures, options, forwards or any other derivative? And so it sounds like this has not been done in the gold ETF space before

Wade Guenther: This is never been done, I don't think it any space, let alone the commodity space.

Rebecca Darst: So, it sounds like it's being dynamically rebalanced. I mean, obviously it's an ETF. So, it's got all day tradeability, which would suggest to me that is being fairly regularly rebalanced. Can you talk about the frequency with which its rebalanced using cash, and how you're able to sort of, you know, I don't want to say anything promissory that it, you know, that it definitely outperforms a standalone investment gold. But how do you strive to do that?

Wade Guenther: It seeks to outperform an investment in gold. What it will do is that it rebalances monthly and evaluates the realized volatility of gold and the realized volatility of the S&P 500 in determining how much gold to have in the portfolio. So if the gold volatility is really high in a particular month, I think it's like it's a forty five-day look-back period, then the fund its tracks, it tracks the Wilshire Gold Index and so the index will likely reduce its exposure to gold. And then if the S&P 500 volatility is also high, then it may take that gold increased it a little bit because of the general philosophy of rotating to gold as a safe haven asset when Equity Market volatility is high, so that's how the volatility is just generally determined and then it's rebalanced every month. So it is continually testing, the volatility in the market in determining its allocation to gold and then it's allocation to cash. So if the allocation to gold at any point in time is say 85%, the other 15% will be allocated to cash.

Rebecca Darst: So I'd like to ask a very general question about alt gold AKA Bitcoin or other crypto assets, for the past year plus Bitcoin believers, true believers, have really touted Bitcoin as an alternative to Gold both as an inflation hedge and as a portfolio diversifier, I wonder if you have any perspective on how the rapid emergence of crypto assets either has or has not affected the appeal of gold as either inflation hedge as a relative safe haven or as a portfolio diversifier for let's say, serious investors.

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Wade Guenther: This is a difficult question to answer because, we love crypto. There's no question about that but, there just hasn't been enough time and crypto hasn't been around through and as many market cycles or inflationary cycles to really understand how it behaves on a reasonably consistent basis. And one thing we know for sure about gold is that it has been around for a very long time. It has stood the test of time and has generally been perceived as a safe-haven asset and has also generally been perceived as a hedge against some levels of inflation. So just in terms of reliability, we believe that gold is the better investment when we're talking about these types of market situations versus crypto again which just does not have the longevity for us to really come to a conclusion.

Rebecca Darst: Do you foresee a future where there's a way of combining the two worlds and like, you know, crypto and gold or other precious metals into new stable coin type instruments? Do you think that those kind of, maybe hybrid or stable coins, are going to become a thing in the near future?

Wade Guenther: I think is really interesting because gold backed crypto is, you know, exists in the market today. I think Tether is considered like the largest gold-backed crypto stable coin, where each token is backed with physical gold and it's great, because the value of the token should appreciate if gold increases or if increased token demand pushes the price higher and that the value of gold as a physically, underlying asset could act as a floor if the token had a lot of selling pressure so, gold backed tokens have been increasingly popular way to invest in gold, but we see a lot of limitations in this space that we haven't really fully understood yet. And I would say, one of them would be gold storage. So tokens that are not backed by physical gold are speculative, rather than an investment. And investors should be looking for tokens or coins that are backed by physical gold and provide a clear understanding of how and where the physical gold is stored. Number two, the fees. The Exchange fees can be massive and erode, the value of a token investment. So because they're so high, I mean, you can get a physically backed gold ETF for whatever, your discount brokerage fees are which are significantly less than a lot of these exchange fees for tokens. The location- like where's the gold stored? Many tokens store physical gold all over the world. So, if you want to exchange your token for the physical asset, it may be difficult and expensive if you live in a different country that you have to deal with exchange rates and delivery. And I think the last thing is insurance, it's important to know how token insurance works for the underlying gold. Crypto is digital, and it's often more susceptible to hacker attempts than say physical gold or gold in an ETF wrapper. How does that all work out. We're not really sure. And, you know, we believe that offering WGLD in an ETF rapper was the best solution for investors even though we see these other solutions is very interesting.

Rebecca Darst: It sounds like just theoretically speaking a token, a stable coin that's backed by physical gold, maybe gold will put a floor under that token, but you're still going to have exposure to the price of other tokens. You've got the way people talk about equity risk or stock market risk, you've got token risk. And then if there's you know if Bitcoin or Dogecoin or some other thing blows up, that's you're going to be affected somehow in terms of the volatility of your

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own investment there. And so it sounds like that would be something that one would have to take into consideration.

Wade Guenther: You would expect mass of correlations between the gold backed tokens and other crypto assets, for sure. Just, with those exact reasons that you mentioned.

Rebecca Darst: Yeah. Now see when you describe this approach to having physical gold and cash in an ETF wrapper, it seems to me that that's an approach that might be replicated with other metals other, whether it's precious metals or, you know, other industrial commodity metals that we talked about, do you agree? Can you say if Wilshire is planning any moves or rollouts in that direction?

Wade Guenther: This innovative strategy of adaptive exposure based on volatility has essentially made this opportunity, endless and opening a massive door of opportunity for investors that we are extremely happy and excited to deliver in the near future. So we think we can apply this strategy to multiple current commodities, asset classes, industry, sectors. And our pipeline is quite robust right now with these ideas we're just, again, really excited to start bringing this to investors really soon.

Rebecca Darst: We talked about gold being attractive despite, you know, there was risk of uncertain market sentiment globally, which added to the appeal of gold. This year its inflation hedge looking for some protection there. Can you talk about the relative appeal of silver, vis-à-vis gold and do you expect to see any spillover demand for silver in the current market environment.

Wade Guenther: Interesting question. Traditionally we have seen reasonably high correlations between gold and silver prices and one of the most common, most understood ways to evaluate silver is through the gold and silver ratio. And like if we're looking at a reasonably current historical average, say the last 20 years, the ratio is somewhere around 65 but like last year like the one year average between last and the last one year from, I think a couple of weeks ago was something around 77 an absolutely huge number, and a lot of it had to do with silver being sold off to such lows. So last year, I think gold traded in a range is somewhere between 1500 and 2000 an ounce. So, essentially 40% from trough to peak but silver prices traded around a 140 percent from trough to peak went down from like $12 to 28 or something like that. And this really low silver price cause that gold silver ratio to spike into over a hundred in March of last year. So silver looks really attractive. And investors took notice buying it up and then bringing that gold, silver ratio back down closer to historical average Levels by the end of last year. Now, this ratio continues to climb probably closer to the historical average currently. But again it's just that ratio. Once it starts to widen out, we see a lot of investors taking a look is gold overvalued or is silver undervalued if it's high and then if it's really low then the opposite and we think that a lot of investors look at that as a simple and easy way to figure out what their investment strategy is going to be

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Rebecca Darst: Great. So just one final question, how do interested parties find your amazing, dynamic gold ETF WGLD.

Wade Guenther: wShares.com. That's our ETF brand homepage and all the information is available there. WGLD is traded on the New York Stock Exchange and is available on essentially, anywhere where you can buy stock, you can trade WGLD.

Rebecca Darst: Excellent. So it is that simple. Wade Guenther. Thank you so much for breaking down the gold market in 2021 for us here on Investable Universe.

Wade Guenther: Thank you for having me on.

Rebecca Darst: Thanks a lot, that's all we got for Investable Universe this week. If you like what you heard, share the link to check out the site at investable universe.com or pitch us for future episodes, the address of editor at investable Universe.com. My name is Rebecca Darst and you'll hear more for me next time.